FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May, 2005

Commission File Number: 333-122268

MASTELLONE BROTHERS INC.
(Translation of registrant's name into English)

MASTELLONE HERMANOS S.A.
E. Ezcurra 365, Piso 2, Of. 310
(C1107CLA) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: No:

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: No:

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

1.	Press Release issued May 24, 2005 extending the expiration date of Mastellone Hermanos S.A.'s exchange offer regarding its 8% Collateralized Senior Notes due 2012, Series A-1 and Series B-1.

MASTELLONE HERMANOS S.A. ANNOUNCES EXTENSION OF OFFER TO EXCHANGE

Buenos Aires, May 24, 2005 – Mastellone Hermanos S.A. (the "Company") announced today the extension of its offer to exchange (the "Offer") any and all of its existing unsecured debt consisting of the Company's 8% Collateralized Senior Notes due 2012, Series A-1 and B-1, in the aggregate principal amount of U.S. $157,190,000 (the "Old Notes"), for an equal aggregate principal amount of new 8% collateralized notes due 2012 divided into two series: Series A-2 aggregating U.S. $154,020,000 in principal amount and Series B-2 aggregating U.S. $3,170,000 in principal amount (the "New Notes"). The terms of the New Notes are identical to those of the Old Notes, except that the New Notes will not contain terms with respect to transfer restrictions and will have been registered under the United States Securities Act of 1933, as amended (the "Securities Act").

As of 4:30 p.m., New York City time, on May 23, 2005, the Company had received tenders of approximately U.S. $102,479,000 aggregate principal amount of Old Notes.

The Company announced that it is extending the expiration date of the Offer and withdrawal rights under the Offer from 5:00 p.m., New York City time, on May 24, 2005, to 5:00 p.m., New York City time, on June 2, 2005.

The Bank of New York is the exchange agent for the Offer and trustee, co-registrar and principal paying agent under the Indenture dated October 22, 2004, pursuant to which the New Notes and the subsidiaries' guarantees will be issued.

If you would like to receive the prospectus, the transmittal letter or the informational documents regarding the Offer, please contact the exchange agent at (1) 212-815-5788 (Attention of Mr. William Buckley).

The New Notes will have been registered under the Securities Act, secured on a first priority basis by a pledge of 32.51% of the Company's shares, by the Company's shareholders, and guaranteed by the Company's subsidiaries, Leitesol Industria e Comercio S.A., Mastellone San Luis S.A. and Promas S.A. The Series A-2 New Notes are expected to be listed on the Buenos Aires Stock Exchange and the Mercado Abierto Eletrónico. The Series B-2 New Notes will not be listed on any stock exchange.

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES DESCRIBED HEREIN IN THE UNITED STATES OR IN ANY JURISDICTION WHERE SUCH OFFER IS PROHIBITED, AND SUCH SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THE COMPANY DOES NOT INTEND TO CONDUCT A PUBLIC OFFERING OF SUCH SECURITIES IN ANY JURISDICTION EXCEPT THE UNITED STATES.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTELLONE HERMANOS S.A.

Dated: June 1, 2005   By:             /s/ RODOLFO D. GONZALEZ

Name: Rodolfo D. Gonzalez Title: Chief Financial Officer